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                                                                    EXHIBIT 99.1

Mr. Keneath Chen                                     Dan Matsui/Eugene Heller
Capital Operation Department                         Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                  1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                           Los Angeles, CA 90024-3503
http:\\www.qiaoxing.com                              Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                     Fax: (310) 208-0931
Tel: (011) 86-752-2808-188                           E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101

                       QIAO XING UNIVERSAL TELEPHONE, INC.
                 AND TSINGHUA UNIVERSITY TO ESTABLISH R&D CENTER
                           FOR JOINT CDMA DEVELOPMENT

HUIZHOU, CHINA (December 15, 2000)-Qiao Xing Universal Telephone, Inc. (Company) (NASDAQ NMS: XING) today announced its majority-owned operating subsidiary, Qiao Xing Telecommunication Industry Co. Ltd., has entered into an agreement with Tsinghua University State Key Lab on Microwave and Digital Telecommunications (Tsinghua Lab) to establish the Qiao Xing-Tsinghua CDMA Mobile Telecommunication Research and Development Center (Center).

Tsinghua Lab is a key, state-level laboratory at Tsinghua University, one of the most famous state universities in China, and is engaged in research and development of wireless, digital telecommunications and third-generation CDMA technologies.

The Center, to be headquartered at Tsinghua Lab with a branch in the Qiao Xing Industrial Zone, will focus on research and development of CDMA IS-95A/B, CDMA 2000-1x and other relevant 3G core technologies. The Center's objectives will be to develop core CDMA technologies for China and to transform those technologies into high value-added, low-cost CDMA products and services primarily for the Chinese market.

Tsinghua Lab will contribute a top-flight research staff and leading technical expertise with CDMA systems and network terminals. Qiao Xing will provide IS-95A/B, CDMA 2000-1x, and possibly 3G CDMA, systems and network technologies, including hardware and testing equipment.

Qiao Xing and Tsinghua Lab will share all rights pertaining to the Center's CDMA R&D, including patents resulting from new technologies arising from the Center's activities. End products will be available for Qiao Xing's domestic sales and for overseas markets.

Qiao Xing and Tsinghua Lab will also jointly present and publish CDMA-related reports, technical white papers, and academic theses to domestic and international audiences.

Qiao Xing Universal Telephone Chairman Rui Lin Wu remarked: "This strategic agreement creates a promising, long-term relationship, which can utilize our combined strengths to realize a successful application of scientific technology and production technology to CDMA development and commercialization in China. We also believe our alliance with the R&D capability of a world-class university will place Qiao Xing in a more advantageous position to meet the rising needs of the Chinese market for CDMA."

                                     -more-

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In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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